ABBVIE INC.

1 North Waukegan Road

North Chicago, Illinois 60064

October 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             AbbVie Inc. Registration Statement on Form S-4

(SEC File No. 333-249277) Originally Filed on October 2, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AbbVie Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-249277) (the “Registration Statement”) to 4:00 p.m., Eastern time, on October 16, 2020 or as soon as practicable thereafter. The Registrant hereby acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offers of the securities specified in the Registration Statement.

Please call Sophia Hudson of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

Very truly yours,

ABBVIE INC.

By:	/s/ Robert A. Michael
Name:	Robert A. Michael
Title:	Executive Vice President, Chief Financial Officer